02035098

P.E 5.2.02

111 3866

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2002

China Unicom Limited

(Translation of registrant's name into English)

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

HONGKONG: 38122.32

CRGK

EXHIBITS

Exhibit Number		Page
1.1	Announcement in relation to the regulatory adjustment of spectrum usage fees for GSM networks and CDMA networks in China with effect from July 1, 2002, dated May 3, 2002	4

HONGKONG: 38122.32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Unicom Limited
(Registrant)

Date: May 6, 2002

By: [signature]
Name: Li Zhengmao
Title: Executive Director

中国联通
CHINA UNICOM

中國聯通股份有限公司
CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Company was notified by the relevant regulatory authorities on 3 May 2002 that the standard spectrum usage fees for GSM networks and CDMA networks will be adjusted with effect from 1 July 2002, progressively over a period of three years and a period of five years respectively. After the completion of the adjustment, the spectrum usage fees for GSM networks and CDMA networks, which are applicable to the Group will be charged at the annual rate of RMB15 million per MHz of frequency (upward and downward frequencies are separately charged). The current allocation of spectrum usage fees between the Group and Unicom Group based on the number of subscribers remains unchanged.

The board of directors (the "Board") of China Unicom Limited (the "Company", together with its subsidiaries, the "Group") announces that the Company was notified by the relevant regulatory authorities on 3 May 2002 that the standard spectrum usage fees for GSM networks and CDMA networks will be adjusted to the effect that the spectrum usage fees for GSM networks and CDMA networks, which are applicable to the Group, will be charged at the annual rate of RMB15 million per MHz of frequency (upward and downward frequencies are separately charged), with effect from 1 July 2002, progressively over a period of three years (with the respective rates of 50%, 75% and 100% chargeable for the first year, the second year and each year from the third year) and a period of five years (with the respective rates of 20%, 40%, 60%, 80% and 100% chargeable for the first year, the second year, the third year, the fourth year and each year from the fifth year) respectively (the "Adjustment to the Standard Spectrum Usage Fees").

The standard spectrum usage fees payable by all mobile communications operators in Mainland China, including the Group, are determined by the relevant governmental regulatory authorities. According to the current standardized fee scale, spectrum usage fees for GSM networks are charged at the rate of RMB1 million per MHz of frequency (upward and downward frequencies are aggregately charged as one MHz of frequency) while CDMA networks are not subject to the payment of any spectrum usage fees. According to the Adjustment to the Standard Spectrum Usage Fees, spectrum usage fees for GSM networks will be charged at the annual rate of RMB7.5 million, RMB11.25 million and RMB15 million per MHz of frequency for the first year, the second year and each year beginning from the third year respectively and the spectrum usage fees for CDMA networks will be charged at the annual rate of RMB3 million, 6 million, 9 million, 12 million and 15 million per MHz of frequency for the first year, the second year, the third year, the fourth year and each year beginning from the fifth year respectively. All adjusted annual fees are charged on the basis that upward and downward frequences are separately charged. The allocation of spectrum usage fees between the Group and China United Telecommunications Corporation ("Unicom Group") based on the number of the subscribers remains unchanged.

Due to the Adjustment to the Spectrum Usage Fees for GSM networks and CDMA networks, the Board estimates that the financial impact to the Group of such increase in the Group's expenses on an after-tax basis will be approximately RMB64.32 million (equivalent to approximately HK$60.11 million), RMB211.72 million (equivalent to approximately HK$197.87 million), RMB292.12 million (equivalent to approximately HK$273.01 million), RMB318.92 million (equivalent to HK$298.06 million) and RMB345.72 million (equivalent to HK$323.10 million) for the first year, second year, third year, fourth year and fifth year respectively, after the adjustments becoming effective on 1 July 2002.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

* *For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.07=HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.*

By order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong, 3 May 2002